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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Third Wave Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88428W108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 88428W108			Page 2 of 5

1.	Name of Reporting Person: Lance Fors		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,246

		6.	Shared Voting Power: 1,690,200

		7.	Sole Dispositive Power: 5,246

		8.	Shared Dispositive Power: 1,690,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,367,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.76%

12.	Type of Reporting Person: IN

2

Item 1(a). Name of Issuer:

     Third Wave Technologies, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     502 S. Rosa Road
     Madison, WI 53719-1256

Item 2(a). Name of Persons Filing:

     Lance Fors

Item 2(b). Address of Principal Business Office or, if None, Residence:

     12401 Hilltop Drive
     Los Altos Hills, CA 94024

Item 2(c). Citizenship:

     USA

Item 2(d). Title of Class of Securities:

     Common Stock

Item 2(e). CUSIP Number:

     88428W108

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership:

(a)	Amount Beneficially owned: 2,367,300

(b)	Percent of Class: 5.76%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,246

(ii)	Shared power to vote or to direct the vote: 1,690,200

(iii)	Sole power to dispose or to direct the disposition of: 5,246

(iv)	Shared power to dispose or direct the disposition of: 1,690,200

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Item 8. Identification and Classification of Members of the Group:

Item 9. Notice of Dissolution of Group:

Item 10. Certification:

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005 (Date)

/s/ Lance Fors
(Signature)

Lance Fors (Name)